UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 4)*


                   Citadel Holding Corporation
        ____________________________________________________
                        (Name of Issuer)


                   Common Stock, No Par Value
        ____________________________________________________
                 (Title of Class of Securities)


                            172862104
        ____________________________________________________
                         (CUSIP Number)

                       Randall J. Demyan,
                   Dillon Capital Management,
                21 East State Street, Suite 1410
                      Columbus, Ohio 43215
                         (614) 222-4204
        ____________________________________________________
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                     November 7, 1994
        ____________________________________________________
      (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

   _______

                         _______

Check the following box if a fee is being paid with the statement       .
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       Page 1 of 20 Pages

                          SCHEDULE 13D


CUSIP NO.          172862104                   Page 2 of 20 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Dillon Investors, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

     a. __X__                  b. _____

3.   SEC USE ONLY:


4.   SOURCE OF FUNDS*:

          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):

     _______

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:       647,000
8.   SHARED VOTING POWER:       None
9.   SOLE DISPOSITIVE POWER:  647,000
10.  SHARED DISPOSITIVE POWER:  None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          647,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:

     _______

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          9.70%

14.  TYPE OF REPORTING PERSON*:

          PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                         SCHEDULE 13D


CUSIP NO.          172862104                   Page 3 of 20 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Roderick H. Dillon, Jr.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

     a. __X__                  b. _____


3.   SEC USE ONLY:


4.   SOURCE OF FUNDS*:

          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):

     _______

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:       5,000
8.   SHARED VOTING POWER:     None
9.   SOLE DISPOSITIVE POWER:  5,000
10.  SHARED DISPOSITIVE POWER:None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          5,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:

     _______

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          .075%

14.  TYPE OF REPORTING PERSON*:

          IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                          SCHEDULE 13D


CUSIP NO.          172862104                   Page 4 of 20 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Roderick H. Dillon, Jr. - IRA

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

     a. __X__                  b. _____

3.   SEC USE ONLY:


4.   SOURCE OF FUNDS*:

          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):

     _______

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:       5,000
8.   SHARED VOTING POWER:     None
9.   SOLE DISPOSITIVE POWER:  5,000
10.  SHARED DISPOSITIVE POWER:None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          5,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:

     _______

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          .075%

14.  TYPE OF REPORTING PERSON*:

          IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                          SCHEDULE 13D


CUSIP NO.          172862104                   Page 5 of 20 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Roderick H. Dillon, Jr. Foundation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

     a. __X__                  b. _____


3.   SEC USE ONLY:


4.   SOURCE OF FUNDS*:

          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):

     _______


6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          Ohio


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:       2,000
8.   SHARED VOTING POWER:     None
9.   SOLE DISPOSITIVE POWER:  2,000
10.  SHARED DISPOSITIVE POWER:None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          2,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:

     _______

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          .030%

14.  TYPE OF REPORTING PERSON*:

          OO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                          SCHEDULE 13D


CUSIP NO.          172862104                   Page 6 of 20 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Bradley C. Shoup - IRA

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

     a. __X__                  b. _____



3.   SEC USE ONLY:


4.   SOURCE OF FUNDS*:

          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):

     _______


6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:       2,000
8.   SHARED VOTING POWER:     None
9.   SOLE DISPOSITIVE POWER:  2,000
10.  SHARED DISPOSITIVE POWER:None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          2,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:

     _______

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          .030%

14.  TYPE OF REPORTING PERSON*:

          IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. Supplement to Amendment No. 4 to Schedule 13D
Issuer - Citadel Holding Corporation
Reporting Persons - Dillon Investors, L.P., Roderick H. Dillon, Jr., Roderick H. Dillon, Jr. - IRA, Roderick H. Dillon, Jr. Foundation and Bradley C. Shoup - IRA.


Item 1.   Security and Issuer

          This Amendment No. 4 to the Schedule 13D filed by the reporting persons Dillon Investors, L.P. ("DI"), Roderick H. Dillon, Jr. ("RHD"),
Roderick H. Dillon, Jr.-IRA ("RHD-IRA") and Roderick H. Dillon, Jr. Foundation ("RHD-Foundation")(collectively, the "Dillon Entities"), on March 18, 1994, with the Securities and Exchange Commission (the "SEC") relates to the common stock, without par value ("Common Stock"), of Citadel Holding Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 700 North Central, Suite 500, Glendale, California 91203. This Amendment No. 4 amends certain information set forth in the Schedule 13D, as amended by Amendment No. 1 filed on September 9, 1994 ("Amendment No. 1"), Amendment No. 2 filed on October 17, 1994 ("Amendment No. 2") and Amendment
No. 3 filed on November 4, 1994 ("Amendment No. 3").


Item 2.   Identity and Background

          The persons filing this Amendment No. 4 (the "Reporting Persons") are DI, RHD, RHD-IRA, RHD-Foundation and Bradley C. Shoup - IRA ("Shoup - IRA").

            DI is a Delaware limited partnership. Its principal business is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is Suite 1410, 21 East State Street, Columbus, Ohio 43215-4228. The sole general partner of DI is Roderick H. Dillon, Jr.

          RHD is an individual investor and is employed as chief investment officer with Dillon Capital Management Limited Partnership, an investment advisory and management firm. His business address is Suite 1410, 21 East State Street, Columbus, Ohio 43215-4228. Roderick H. Dillon, Jr. is the sole beneficiary of RHD-IRA. Roderick H. Dillon, Jr. is the sole trustee of RHD-Foundation. The principal business of RHD-Foundation is that of a charitable foundation, and RHD-Foundation is located at Suite 1410, 21 East State Street, Columbus, Ohio 43215-4228.

          Bradley C. Shoup ("Shoup") is a partner in Batchelder & Partners, Inc., a financial advisory firm. His business address is 4180 LaJolla Village Drive, Suite 560, LaJolla, California 92037. Shoup is the sole beneficiary of Shoup - IRA.

          During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and none was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.


Item 4.   Purpose of Transaction

          As previously stated in Amendment No. 3, the Dillon Entities have determined to solicit proxies from the stockholders of the Issuer for election at the Issuer's annual meeting of stockholders scheduled to be held December 12, 1994 (the "1994 Annual Meeting") of the following slate of directors in opposition to that expected to be nominated by the Board of Directors of the
Issuer: RHD, Shoup, Ralph V. Whitworth, Jordan M. Spiegel and Timothy M. Kelley (collectively, the "Dillon Nominees"). On November 8, 1994, DI filed preliminary proxy materials with the SEC to solicit proxies for the election of the Dillon Nominees and to oppose a proposed amendment to the Issuer's Restated Certificate of Incorporation to double the number of authorized shares of Common Stock. As previously stated, if elected, it is the intention of the Dillon Nominees to propose, subject to their fiduciary duties, that the Issuer effect a pro rata distribution to the Issuer's stockholders of the common stock of Fidelity Federal Bank, a Federal Savings Bank, held by the Issuer and thereafter promptly dissolve and liquidate the remaining assets of the Issuer at the best price available.

          On November 4, 1994, the Board of Directors of the Issuer issued a press release announcing that the record date for the determination of stockholders of the Issuer entitled to receive notice of, and to vote at, the 1994 Annual Meeting (the "Record Date") had been postponed from November 4, 1994 to November 11, 1994. On November 7, 1994, DI commenced an action in the Court of Chancery of the State of Delaware in and for New Castle County against the Issuer, its directors James J. Cotter, Steve Wesson, Peter W. Geiger, S. Craig Tompkins and Alfred Villasenor, Jr. (the "Individual Defendants") and Craig Corporation ("Craig") alleging that the attempt by the Board of Directors of the Issuer to change the record date was not for a proper corporate or business purpose of the Issuer but to enable the Individual Defendants to perpetuate themselves in office by improperly manipulating the corporate machinery of the Issuer so as to permit them to issue additional shares of Common Stock to Craig or other "friendly hands" prior to the new record date and, in addition, alleging that the Issuer's issuance of 74,300 shares (the "Entrenchment
Shares") of Common stock to Craig on October 21, 1994 was done for inadequate consideration and not for a proper business purpose of the Issuer but rather to enable the Individual Defendants to maintain themselves in office and to affect adversely and to impede the voting rights of DI and the other stockholders of the Issuer. The complaint seeks an order declaring that the Entrenchment Shares have been improperly issued and enjoining Craig from voting such shares or counting such shares towards a quorum at the 1994
Annual Meeting, determining that any shares issued by the Issuer after November 4, 1994 shall not be voted or counted towards a quorum at the 1994 Annual Meeting, and preliminarily and permanently enjoining the Individual Defendants and the Issuer from issuing any shares of stock of the Issuer prior to the 1994 Annual Meeting. A copy of the complaint is attached hereto as Exhibit B and is incorporated herein by reference.

          In addition, on November 7, 1994, a Stockholder Consent in Lieu of Meeting (the "Consent") was executed on behalf of RHD in which RHD consented to
(i) the removal of the current directors of the issuer and their replacement by the Dillon Nominees and (ii) the amendment of the Issuer's By-Laws to restrict the indemnification of (or the advancement of expenses to) the Issuer's officers, directors, employees and agents without the prior approval of the holders of a majority of the Common Stock outstanding. The Consent provides that such amendment to the Issuer's By-Laws may not be further amended without the approval of either the holders of a majority of the Common Stock outstanding or a majority of the Board of Directors of the Issuer who are not "Continuing Directors." Continuing Directors are defined for purposes of the Consent as (i) each member of the Board of Directors of the Issuer on November 4, 1994 and (ii) any member of the Board of Directors of the Issuer who was nominated for election or elected to such Board of Directors with the affirmative vote of the majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

          DI intends to proceed promptly with the proxy solicitation referred to above. RHD has informed the Issuer that the Dillon Entities will not proceed with the consent solicitation referred to above until after the 1994 Annual Meeting so long as the Issuer (i) has not previously issued any shares other than as have already been publicly disclosed prior to November 7, 1994, (ii) does not issue any additional shares prior to the 1994 Annual Meeting and
(iii) holds and completes the 1994 Annual Meeting on December 12, 1994.


Item 5.  Interest in Securities of the Issuer

               (a)(b) As of the date of this Amendment No. 4, DI, RHD, RHD-IRA, RHD-Foundation and Shoup - IRA owned beneficially 647,000, 5,000, 5,000, 2,000 and 2,000 shares of the Issuer's Common Stock, respectively.
The shares of the Issuer's Common Stock owned beneficially by Shoup - IRA had been reported in Amendment No. 3 as owned beneficially by Shoup; however, such shares have always been owned by Shoup - IRA rather than by Shoup individually. Based on the number of shares of the Issuer's Common Stock outstanding on November 4, 1994 (6,669,924 shares), as reported in the preliminary copies of the Notice of Annual Meeting of Stockholders and Proxy Statement filed by the Issuer with the SEC on October 28, 1994, as of the date of this Amendment No. 4, DI, RHD, RHD-IRA, RHD-Foundation and Shoup - IRA owned beneficially approximately 9.70%, .075%, .075%, .030% and .030% of the Issuer's Common Stock, respectively. Each of DI, RHD, RHD-IRA, RHD-Foundation and Shoup - IRA exercises sole voting and investment power with respect to the shares of the Issuer beneficially owned by such person.

               (c) None of the Reporting Persons has engaged in any transactions with respect to the shares of Common Stock of the Issuer within the past sixty (60) days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          See Item 4 above.


Item 7.   Material to Be Filed as Exhibits

          Exhibit A - Joint Filing Agreement, dated November 3, 1994, among the Reporting Persons. (Incorporated herein by reference to Exhibit A of Amendment No. 3 to Schedule 13D filed by the Reporting Persons on November 4, 1994).

          Exhibit B - Complaint filed by DI on November 7, 1994 in the Court of Chancery of the State of Delaware in and for New Castle County in action captioned Dillon Investors, L.P. v. James J. Cotter, Steve Wesson, Peter W. Geiger, S. Craig Tompkins, Alfred Villasenor, Jr., Craig Corporation and Citadel Holding Corporation (Included beginning at page 12 of this Amendment No. 4 to Schedule 13D.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 8, 1994                   Dillon Investors, L.P.


                                By:  /s/ Roderick H. Dillon, Jr.
                                        Roderick H. Dillon, Jr.,
                                                 General Partner


                                         Roderick H. Dillon, Jr.


                                By:  /s/ Roderick H. Dillon, Jr.
                                         Roderick H. Dillon, Jr.


                                   Roderick H. Dillon, Jr. - IRA


                                By:  /s/ Roderick H. Dillon, Jr.
                                         Roderick H. Dillon, Jr.


                            Roderick H. Dillon, Jr. - Foundation


                                By:  /s/ Roderick H. Dillon, Jr.
                                        Roderick H. Dillon, Jr.,
                                                         Trustee


                                          Bradley C. Shoup - IRA


                                By:  /s/ Bradley C. Shoup
                                       Bradley C. Shoup